                                                               Exhibit (a)(5)(i)

PRESS RELEASE

FOR IMMEDIATE RELEASE:

      STEEL PARTNERS II TO LAUNCH CASH TENDER OFFER FOR BAIRNCO CORPORATION
                              FOR $12.00 PER SHARE

       SEEKS TO ENTER INTO NEGOTIATIONS WITH BOARD TO CONSUMMATE BACK-END
                   MERGER WITH BAIRNCO FOLLOWING TENDER OFFER

         NEW YORK, NY- JUNE 15, 2006 -- Steel Partners II, L.P. ("Steel"), which owns an aggregate of 1,110,200 shares or approximately 15.5% of the common stock of Bairnco Corporation (NYSE:BZ; "Bairnco") announced today that BZ Acquisition
Corp., a wholly-owned subsidiary of Steel, will commence a cash tender offer to purchase all of the outstanding shares of Bairnco for $12.00 per share.

         "We are proud to say that we have been a long term shareholder of
Bairnco since 1996," stated Warren Lichtenstein, the managing member of Steel.
"We have determined, after evaluating all our options, that commencing a tender offer would be in the best interest of all the shareholders. We hope to meet with the Board as soon as possible in order to negotiate a back-end merger of our acquisition entity with and into Bairnco to follow consummation of the tender offer."

         In January 2006, Steel requested that Bairnco take the necessary steps to allow Steel to purchase additional shares without triggering the limitations of Section 203 of the Delaware General Corporation Law. Steel decided to commence the tender offer after the Board denied Steel's request.

         The tender offer will be subject to several conditions, including (i)
there being validly tendered and not withdrawn before the expiration of the offer a number of shares, which, together with the shares then owned by Steel and its subsidiaries (including BZ Acquisition Corp.), represents at least a majority of the total number of shares outstanding on a fully diluted basis,
(ii) expiration or termination of the applicable waiting period under the
Hart-Scott-Rodino Antitrust Improvements Act of 1976 and (iii) Steel being satisfied that Section 203 of the Delaware General Corporation Law is inapplicable to the offer and the potential merger with Bairnco thereafter. The tender offer will not be subject to or conditioned upon any financing arrangements. Steel expects to commence the tender offer on or about Thursday,
June 22, 2006.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY
OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE
OFFER TO BUY BAIRNCO'S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO
PURCHASE AND RELATED MATERIALS THAT STEEL INTENDS TO FILE WITH THE SEC.
STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN
IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.
STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS
WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV OR
FROM STEEL.

Any forward-looking statements contained in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of
1995. Forward-looking statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, among others: the willingness of Bairnco stockholders to tender their shares in the tender offer and the number and timing of shares tendered; the receipt of third party consents to the extent required for the acquisition; and satisfaction of the various closing conditions. Other important factors that could cause actual results to differ materially are included but are not limited to those listed in
Bairnco's periodic reports and registration statements filed with the Securities and Exchange Commission. Steel undertakes no obligation to update information contained in this release.